FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3X
Initial Director’s Interest Notice
Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX  the following information under listing rule 3.19A.1 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Ahmed FAHOUR
Date of appointment	7 October 2004

Part 1 - Director’s relevant interest in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Number and class of securities	300,865 ordinary shares fully paid in the share capital of National Australia Bank Limited

160,000 Executive Share options over 160,000 Ordinary shares of National Australia Bank Limited

40,000 Performance Rights over 40,000 Ordinary shares of National Australia Bank Limited

Part 2 - Director’s relevant interests in securities of which the Director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of securities

Part 3 - Director’s interests in contracts

Details of contract

Nature of contract

Name of registered holder

(if issued securities)

Number and class of securities to which interest related

/s/ Garry Francis Nolan
Garry Francis Nolan
Company Secretary	13 October 2004

Appendix 3X
Initial Director’s Interest Notice
Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX  the following information under listing rule 3.19A.1 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael James ULLMER
Date of appointment	7 October 2004

Part 1 - Director’s relevant interest in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Number and class of securities	100,000 Executive Share options over 100,000 Ordinary shares of National Australia Bank Limited

25,000 Performance Rights over 25,000 Ordinary shares of National Australia Bank Limited

Part 2 - Director’s relevant interests in securities of which the Director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of securities

Part 3 - Director’s interests in contracts

Details of contract

Nature of contract

Name of registered holder

(if issued securities)

Number and class of securities to which interest related

/s/ Garry Francis Nolan
Garry Francis Nolan
Company Secretary	13 October 2004

Group Corporate Affairs
National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 14 October 2004

National provides update on European review

The National Australia Bank is committed to developing its businesses in Europe and is implementing a range of initiatives to improve shareholder value.

However, as previously announced, the National’s Chief Executive, Mr John Stewart, said all options are being considered as part of a wide-ranging review.

Mr Stewart said several expressions of interest in our Irish businesses have been received.

“The Irish businesses are excellent businesses with great potential,” he said.  “No decision has been made to sell them.

“However, given these expressions of interest, we believe it is in shareholders’ interests to explore this option.

“As such, we have commissioned Lazard’s to issue an information memorandum and test the market.

“If we do not receive an offer that reflects the true value and potential of the Irish businesses, we will continue to invest in them and to grow them organically.”

Mr Stewart said that work continues on the European review and initiatives to improve shareholder value.

“We will continue to focus on growth in our businesses and are confident that they can generate value for the National,” he said.

“We are making excellent progress with plans to improve performance and see real opportunity to increase our presence in the south east of England.”

“We will provide an update on the European review to the market when it is sufficiently progressed.”

For further information:

Brandon Phillips	Callum Davidson
Group Manager	Head of Group Investor Relations
Group Corporate Relations

03 8641 3857 work	03 8641 4964 work
0419 369 058 mobile	0411 117 984 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook
Date: 14 October 2004	Title: Associate Company Secretary